Filed by Tailwind Two Acquisition Corp. (Commission File No. 001-40170)

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed und Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Terran Orbital Corporation

This filing relates to the proposed business combination (the “Business Combination”) between Tailwind Two Acquisition Corp., a Cayman Islands exempted company (“Tailwind Two”), and Terran Orbital Corporation, a Delaware corporation (“Terran Orbital”), pursuant to the terms of an Agreement and Plan of Merger, dated as of October 28, 2021 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Tailwind Two, Titan Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of Tailwind Two, and Terran Orbital.

On February 8, 2022, Marc Bell, Terran Orbital’s Chairman and CEO and Gary Hobart, Terran Orbital’s CFO, spoke to Nick Grous and Sam Korus of ARK Invest about Terran Orbital in a discussion presented by Public.com.

Public Announcer:

Welcome to Public Live, your realtime resource for educational information about market trends, economic news and publicly traded companies. Public Live is designed to broaden your knowledge as an investor. These sessions are not direct investment advice. So listen in, but always do your own research. See public.com/disclosures for more information. With that, let's get things started. Take it away, hosts.

Nick Grous, ARK Invest:

All right everyone. Thank you for joining. Today, we have another great episode lined up, but before we get into it and I pass the mic over to Sam, let me just go ahead and read off the disclosure. The information provided in today's session is for informational purpose only. It does not constitute an offer of solicitation or recommendation regarding any investment product or service. Any reference it is not an endorsement by Ark or a recommendation by Ark to buy sell or hold. We cannot discuss any private or non-public material information of any kind.

Participants should determine for themselves whether a particular service or product is suitable for their investment needs or should seek professional advice for their particular situation. Certain statements on today’s calls like maybe statements of future expectations or other forward looking statements based on Ark’s current views and assumptions that involve both known and unknown risk and uncertainties that could cause actual results to vary. Ark does not assume any obligation to update forward looking information, all information discussed today [inaudible 00:02:03] certain information obtained from service that are [inaudible 00:02:09] guarantee the accuracy or completeness of information obtained from any third party.

Sam Korus, ARK Invest:

Okay. I feel fully disclosed. Thank you. Today, we've got great guests. We've got Marc Bell, who's the CEO of Terran Orbital and Gary Hobart, who's the CFO. So we're really excited to talk about space. Do you guys want to take a quick, quick intro and give us the full background of where you come from, how you got involved in space?

Marc Bell, Chairman and CEO of Terran Orbital:

Sure. Sam and Nick, thank you for having us. This is Marc Bell. Thank you, we're so happy to be here today. I've been a space nut all my life and my first company Globix in the nineties. We started a company, a subsidiary called NetSat Express to provide internet access to Eastern Europe. And that was our first exposure to space, and just kept going with it in different companies. This is the fifth unicorn that I've built and excited to be here today.

Sam Korus, ARK Invest:

Great. And Gary, what about you?

Gary Hobart, CFO of Terran Orbital:

Hi Sam, this is Gary Hobart. I'm the CFO of Terran. I have about a 30-year business career. The last 20, I spent on the buy side as an investor in Los Angeles based shops with about $15 billion under management investing in multi-industry and up and down capital structures. But my foray into space kind of spans the last 20 years. At Beach Point, we were one of the earliest investors and pre-IPO investors in two companies that now make up a company called Baxter Technology. And that kind of lived through a space environment of seeing big $800 million to a billion dollar satellites that take a $100 million to launch and seeing what we're seeing now, where it's a million dollars and months to launch. So I came into Terran having known Marc for about 15 years as a partner, as an investor in Terran for the last four years, I came on board as the CFO about a year ago.

Sam Korus, ARK Invest:

Terrific. And you touch on it. So we call this back to basics because we like to give people a high level overview and we've talked about space before, but Marc, with your experience, can you just lay down the backdrop for the space industry as it stands today and how it's gotten here?

Marc Bell, Chairman and CEO of Terran Orbital:

Sure. Everyone's today is fascinated with launch, and people forget that someone's got to launch all these satellite, it all started back with this new space as we talk about it all came about with the adventure of CubeSat, Jordi Puig-Suari and Bob Twiggs invented the CubeSat, which was really the precursor to everything from Starlink to all these LEO-SATs, UC constellation we see today, and the company that he had called Tyvak, we acquired in 2013 and instead of selling parts to enable the industry, we started to sell satellites. And that's how we got to where we are today.

Nick Grous, ARK Invest:

[inaudible 00:05:25] in the know kind of terms, but maybe just gotten a bit deep, can you also explain what LEO orbit is for those that may not know, but also just as a breakdown of the different types and form factors of satellites, you had mentioned CubeSat, I'm assuming there are other types, we want to just help all the listeners really understand the basics here for those that have never heard of these terms before.

Marc Bell, Chairman and CEO of Terran Orbital:

Oh sure. My apologies. So LEO is the low earth orbit. Traditionally satellites were in what's called geosynchronous orbit, meaning they were big things the size of school buses that sat 40,000 miles above the earth and they provide you everything like Direct TV, they provide some other communications, tech services, imaging, they cost $8-10 billion dollars to build.

They took 8-10 years to build. So they were functionally obsolete by the time they got into orbit, but they were necessary to serve a purpose and low earth orbit you don't sit still, because gravity would pull you up. You only have a couple hundred miles up in the air. So you travel at about six kilometers a second around the earth all day long in order for gravity not to pull you back in, think of it like a centrifuge. And so you need lots of satellites to do the same thing that a big satellite could do, but think of it as what used to cost a billion dollars, now cost $10 million dollars to get the same functionality. And it's made a big difference and because you're so close to the earth, you could do higher resolution imaging. You could do 5G in the internet of things, all these applications that were expensive to do in geosynchronous orbit, you can do from lower-earth orbit today.

Nick Grous, ARK Invest:

Got it. That makes a ton of sense. Sam has a background in space. He covers it here for Ark, but I'm a newbie. And I'm listening to Sam and I'm listening here today and it's just fascinating. So can you maybe then just explain and Gary feel free to chime in here, just Terran Orbital is just positioning in the space and how do you guys operate the company in this kind of growing market?

Marc Bell, Chairman and CEO of Terran Orbital:

Sure. So Terran Orbital, we started in 2013 with a goal of commercializing small sats of space. And we partnered with Lockheed Martin

We have a strategic cooperation agreement with them, and we work with them to build their small sats as well. We solve problems. And today we look at our business, we don't sell a product or a good or service, people come to us with a problem and we give them a solution that we've done in space. That's kind of how we approach our business, which is different than some other great companies out there, like Planet or BlackSky or ASPIRE that are selling a product, but we're selling a solution to different business.

Nick Grous:

And then, you just mentioned a number of those companies that are doing earth observation. It seems like we've seen a slew of companies really start to make their way either via SPAC or private companies as well, that are going after earth observation. Why is this use case so popular? Why is everyone going after it?

Marc Bell, Chairman and CEO of Terran Orbital:

So earth observation is a very broad term. It means looking at the earth. But the reality is there are many ways to look at the planet. So when you think of Maxar, you think of Planet, or ASPIRE or BlackSky, they're using what we call electro-optical imaging. They're taking a picture of earth. Think about Google Maps, Google Earth. You can see your house on a clear sunny day. But they need the sun reflecting off the earth in order to take that image. Otherwise, when it's cloudy or its night, they can't see.There’s another technology called synthetic aperture radar. That's what we call Earth Observation 2.0. That's where you use radar to image the earth, but you can do it at night and cloud and a computer assembles all the data points to create that image of what's sitting on the ground. And then there's what we call Earth Observation 3.0, where you match... Well, E 1.0 being a camera looking at the earth and 2.0 radar looking at the earth to make a combined image. So you get 24-hour, 365 day coverage. So imagine never losing a ship, never losing a plane, being able to see the earth 24-7.

Nick Grous:

That's equally exciting and terrifying. Which way should we be?

Marc Bell, Chairman and CEO of Terran Orbital:

Well, it's very exciting because when you look at global warming today, we could see the impact of global warming in real time. And with synthetic aperture radar, you can actually see through objects. Because you know the chemical composition, let's say a tree or a leaf. We can look at the Brazilian rainforest and find indigenous tribes or illegal logging. So the benefit to society of synthetic aperture radar, it is tremendous.

Nick Grous:

And so then, you just mentioned a few examples. Can you give maybe a few more of the solutions that Terran is helping solve? What are the big ones or, I guess, maybe just concrete ones so people really get a sense of what can be done.

Marc Bell, Chairman and CEO of Terran Orbital:

The way we look at our business is we're building processes, we're building actual satellite and what's called payload agnostic. So we could use 5G, internet of things, hyper-special imaging, electro-optical imaging, SAR: synthetic aperture radar. There's lots of things we can do from space, and we can do cost effectively. So it used to be very expensive to do these things. Now it's very affordable and very practical. And it's really about what you're trying. We can look at a crop for agriculture and tell you does it need water around the world. And then think about how you can help solve hunger. You can look at Florida the day before and the day after a hurricane. And for insurance fraud see what roofs were truly missing the day before the hurricane.

Nick Grous:

That is, yeah, that's amazing to hear all these different capabilities. One question, just in terms of market saturation, where are we in kind of the long-term story for this type of use case, these types of micro-satellites? When does the sky become cluttered enough that we can't launch much more up there? I'm just curious. I'm sure we're very far away, but just curious.

Marc Bell, Chairman and CEO of Terran Orbital:

You know, think of it as the earth is 40% covered by land, and you have 3.2 billion cars and you have 2,000 feet of wide, meaning you only have 2,000 feet of height but you have a lot of planes that fly every day. In space, you have 43,000 miles of wide. And so you have a lot of space in space. And today there're probably like 17,000 objects between working satellites and junk in space today. So there's a lot of space in space. But you hear a lot of people talking about trash in space, so we believe the sustainability in space where all of our satellites are built to de-orbit themselves when they're done. So we don't want to leave trash behind in space. And we also help something called, it's called "space situational awareness," where we're building systems to map out all the objects in space and developing systems so satellites don't collide into each other.

Nick Grous:

Got it. And what is the typical lifetime of a satellite look like? Are we talking years, months? How long are these satellites usually up before they're decommissioned?

Marc Bell, Chairman and CEO of Terran Orbital:

So in low earth orbit, a satellite typically lasts about five years because the radiation from the sun will burn out the batteries and cause them to fail. And they're not, what's called "radiation hardened" or "rad hard." And that's why one of the reasons why they're so inexpensive to build is they're not... It's so cheap and inexpensive to build them. You can replace them every five years, and it's still cheaper than spending a billion dollars on a satellite.

Nick Grous:

Got it. So is launch costs really what's made lower earth orbit an economic proposal here? If launch costs were where they were a decade ago, would lower the orbit just be still in that uneconomic range, where low earth orbit and earth observation wouldn’t be practical?

Marc Bell, Chairman and CEO of Terran Orbital:

It's two things. It's a combination of what Elon did with SpaceX, he made it affordable to get to space. What we did with the satellites is we made it affordable to build satellites in space, and you need the two to come together to make this work.

Nick Grous:

And then, maybe even the third, I feel like everyone talks about launch and fewer people talk about the satellites and even fewer people talk about the ground infrastructure that's part of the equation. Can you kind of provide some coverage on what needs to happen on the ground for these satellite constellations to function?

Gary Hobart, CFO of Terran Orbital:

Oh, sure. Think of it as there are tons of ground stations, which are dishes with different frequencies, X band, S band, L band to capture data from space. And they all have to be interconnected together. Think of it you have your DIRECTV or DISH satellite sitting on your house and you're getting a signal there. But here, you just go into a common location and then that data is getting shared over the internet.

Nick Grous:

And are those coming down in cost as well, or those were never a major cost factor to play into the equation?

Marc Bell, Chairman and CEO of Terran Orbital:

Oh, tremendously in cost. I remember back in the nineties, we were building ground stations that were three to five stories tall. Big satellite dishes. Today, it could fit in the back of my Chevy Suburban. It's a whole different world because satellites have become more powerful. Because satellites have become more powerful so they can bring data down to earth faster, cheaper, and ground stations have become more attentive, so they don't have to be built as large.

Nick Grous:

Yeah. I just have one question in terms of regulation and scheduling a launch. I'm very curious how this in particular takes place. Who are you communicating with when you want to launch a satellite? What is the time for development to then launch? We know how long they're staying up, five years, but curious, the regulation involved and how this is being regulated.

Marc Bell, Chairman and CEO of Terran Orbital:

So the regulation usually is around with the FCC and NOAA to get your frequencies, but other than that, it takes pretty much 12 to 18 months from order to delivery of a satellite. So it's pretty fast. We call it responsive space. What used to a decade, now takes months.

Nick Grous:

Wow. That's incredible.

Gary Hobart, CFO of Terran Orbital:

And you'll plan your launches about on that cycle as well, 12 to 24 months out.

Nick Grous:

Got it. And so are the satellites you are making, are they made to order? Are they, I guess, are there specs and templates that you have that companies can choose from to make production easier?

Marc Bell, Chairman and CEO of Terran Orbital:

So we have what's called, what we refer to as a bus, that's the base satellite. And there we have our computers, our star tractors, all the gut, our batteries, and we manufacture 85% of that ourselves. And that's the base of any satellite. And then you have your payload, which determines what the satellite is used for and that gets custom built for every customer.

Nick Grous:

Got it. So it's 85% prefabricated to a specific specification and the rest remaining is to order and what the individual or company wants to actually throw up in the sky.

Gary Hobart, CFO of Terran Orbital:

Yeah. And Nick, one other thing that's useful to understand is over the last decade, there's really been about four to five thousand satellites actually launched compared with 50,000 in this coming decade. So the actual number of satellites that have been built is quite low. So in a lot of ways, a lot of times satellites start out as being custom. What's happening is costs have come down, the ability to actually commoditize them. With the Terran, one of the things we do in addition to being vertically integrated is all of our satellites are built off modules. So the modules repeat themselves with different customer platforms, but you might make a unique platform or a payload, but what you try to do is make everything as quantified as possible to keep the cost down, but also to prevent failure. You want to have space proven hardware as much as possible, but when you only have a couple thousand things that been built in the last decade, it really is a tough thing to do and one of the things that we're really expert at is having ten years of doing it.

Nick Grous:

Wow, that's incredible. I feel like Sam has probably thrown some of these statistics at me before and I've just glossed over, but I feel like what I'm hearing right now, it's just really incredible and you guys are doing a great job of kind of helping me understand as someone that doesn't deal with this on a day-to-day basis.

Sam Korus, ARK Invest:

He never listens to me. Sorry, I have a question.

Nick Grous, ARK Invest:

Go ahead, Sam.

GARY

Okay. I was going to say, one of the visions I think that helps people that are just new to thinking about what it means to be in space, some of the buzzwords are it's some of the payloads are putting sensors in space to be able to detect things real-time and repeatedly, other things that are happening are that the satellites themselves talk with each other. So those payloads might actually include a secondary payload, which is an optical link with another satellite and that's really cutting edge technology to be able to have a satellite that's moving at that speed to be able to connect with another satellite. But the benefit to that is it reduces latency and allows you to speed up the communication of data spread.

Nick Grous:

Yeah, that's definitely super exciting and I know we're seeing some companies out there going after it, which well, has it been performed in space yet or is that still waiting for its first proof of concept?

Gary Hobart, CFO of Terran Orbital:

You know what? I'm not sure if I'm at liberty to say. I feel like I'd be giving up some of our customers. We do work for the government. How about that?

Nick Grous:

Fair, fair. All right. We don't know. We don't know. Space lasers. And then I have a question. We're wrapping down on time. I think we've got about 10 more minutes here. We've seen so many companies created recently in the space industry. This is pretty common when new technologies are available and there's capital flowing in. Do you expect a wave of consolidation to occur or how do you think about the broad landscape for space?

Marc Bell, Chairman and CEO of Terran Orbital:

I think you're starting to see that consolidation already happen today. If you look at companies like Redwire, Voyager, there's a few people already starting to do rollups, but even... I look at our former competitors like Blue Canyon got purchased by Raytheon and Millennium got purchased by Boeing. I mean, we're the last independent guys left who build satellites, who can do classified work in the United States. All of our competitors have gotten acquired and we decided, instead of selling, we knew what it would be worth five years from now, so we decided to hold and build out our business.

Nick Grous:

Interesting. And what do you guys track as progress in the space industry? Everyone listening, at least they stuck with us this far, so maybe we can hook them on space and they want to follow along. What do you read? How do you stay up-to-date with the latest that's happening? For all of us, I guess that don't have the government clearance.

Marc Bell, Chairman and CEO of Terran Orbital:

Well first, I listen to Public Live. Number one. After that, you have Space News, which is a great publication out there. Satellite News Network is a great website out there, Via Satellite is a great website out there. There's a lot of great websites that are very current to really learn a lot and everything's happening very fast. And they're great, you see a lot of conferences and really trade shows, at this point, popping up like Satellite 2020 that's happening in a few weeks in Washington, DC. It's becoming very accessible to the public to see what's going on out in space.

Sam Korus, ARK Invest:

I have a question both for Mark and Gary. We like to ask our guests to give a prediction, so curious what each of your predictions are for the space industry over the next five to 10 years. We'll limit to five. We'll limit to five. So we can come back in a few years and hold you accountable. But yeah, five year prediction, that would be amazing.

Gary Hobart, CFO of Terran Orbital:

Marc, I'll start. I think you might see a combination of a little bit more of a move towards the view that some of the things we're putting up in the sky are actually more consumable to space because the cost to build them, launch them and operate them has come down so much that you want to bring new innovation in this space quicker, you want to be able to cycle through, you want to have a swarm, if you will, of satellites up, so you don't have single asset risk. And so you're just going to see more of the speed, lower cost and kind of this kind of recurring revenue model for a company like ourselves because people will be able to replace at a low price, innovate at a low price. At the same time, you might see in the longer run, people really innovating and putting... Refueling in space and other things in space that allow the hardware that's up there to be repurposed, if you will, refueled. Now, I'm thinking for the longer term, what you'll see, but as long as the costs keep coming down and companies like ourselves bring the cost down and keep the quality high and innovation high, I think that's the trend you'll start seeing.

Marc Bell, Chairman and CEO of Terran Orbital:

I think you're going to see a selfie from space. I said this 10 years ago... Still saying it. The technology's getting there, they can go in your iPhone, press "take a picture of me," look up when you're at the football game, or baseball game... Look up in the air, satellite takes a picture of you on the ground and texts it straight to your cellphone.

Nick Grous, ARK Invest:

Okay, that's cool. That would be both terrifying and very cool, as Sam pointed out, but yeah, that would be amazing.

Marc Bell, Chairman and CEO of Terran Orbital:

But, who wouldn't do it? I mean, for 99 cents, who wouldn't do it?

Nick Grous, ARK Invest:

I would. No, I would do it. I would do it. You just got to verify that you're taking a photo of yourself and you're not going out there taking photos of other people.

Sam Korus, ARK Invest:

Details, details.

Nick Grous, ARK Invest:

And then to add on, we can make an NFT of it and sell it for millions and millions of dollars to raise funds to launch more satellites, take more selfies. I think this is how we boost shareholder value.

Gary Hobart, CFO of Terran Orbital:

Marc, he stole your thunder!

Marc Bell, Chairman and CEO of Terran Orbital:

I know, I'm actually working on an NFT in space. It's very close on my hit list. It's on my to-do, which would be a lot of fun.

Sam Korus, ARK Invest:

Oh.

Nick Grous, ARK Invest:

Oh, here we go.

Marc Bell, Chairman and CEO of Terran Orbital:

No-one's done it before yet. It's got to happen.

Sam Korus, ARK Invest:

That's true, that's true.

Nick Grous, ARK Invest:

We'll stay tuned for it. We'll stay tuned for it and then, final, final question here: What do you think is the biggest misunderstanding, or what question do you wish people asked that they don't ask about Terran Orbital?

Marc Bell, Chairman and CEO of Terran Orbital:

I think the biggest misconception is that all these new space companies are all the same and that everything in the lower orbit is the same. It's all very different and we're very different than mostly everybody else. We actually manufacture, design, engineer everything ourselves and we're building a constellation that's unique and they're not all the same. They do different things for different purposes.

And, thank you very much for having us today, we were excited to be here.

Nick Grous, ARK Invest:

Well, thank you so much for joining us. I think it was a great conversation and I think we all learned a lot. I hadn't even thought about the selfie from space. I'm very excited for it. I'll sign up.

Sam Korus, ARK Invest:

Yeah, thank you both so much, Marc and Gary. This was amazing and thank you to all the listeners that joined today. We'll hopefully be back next week and with that, we will wrap and just read off the disclosure again. Feel free to stay on or not, but thank you again to our very, very amazing guests, Marc and Gary. It was a pleasure.

Sam Korus, ARK Invest:

Okay, the information provided in today's session is for informational purposes only and does not constitute an offer solicitation or recommendation regarding any of the listed products or services. Any reference is not an endorsement by ARK, nor a recommendation by ARK to buy sell or hold. We cannot discuss and private or non-public material and information of any kind. Participants should determine for themselves whether a particular service or product is suitable for their investing needs or should seek professional advice for their particular situation. Certain things on today's call may contain certain representations or other forward-looking statements based on known and unknown risk and uncertainties that can cause actual results in regards to other events, even differing from those expressed or implied. ARK does not assume any obligation to update forward-looking information. All information discussed today is subject to change without notice. In addition, certain information ARK has obtained from sources that are believed to be reliable, however, ARK does not guarantee the accuracy or completeness of information obtained from any third party.

Sam Korus, ARK Invest:

Thank you all so much.

Marc Bell, Chairman and CEO of Terran Orbital:

Thank you very much. Thank you for having us. Thank you, everyone, for joining.

Gary Hobart, CFO of Terran Orbital:

Yeah, thank you.

Important Information and Where to Find It

In connection with the proposed potential transaction, Tailwind Two has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of Tailwind Two, and after the registration statement is declared effective, Tailwind Two will mail a definitive proxy statement/prospectus relating to the proposed potential transaction to its shareholders. This press release does not contain all the information that should be considered concerning the potential transaction and is not intended to form the basis of any investment decision or any other decision in respect of the potential transaction. Tailwind Two's shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the potential transaction, as these materials will contain important information about Terran Orbital, Tailwind Two and the potential transaction. When available, the definitive proxy statement/prospectus and other relevant materials for the potential transaction will be mailed to shareholders of Tailwind Two as of a record date to be established for voting on the potential transaction. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC's website sec.gov.

Participants in the Solicitation

Tailwind Two and its directors and executive officers may be deemed participants in the solicitation of proxies from Tailwind Two's shareholders with respect to the potential transaction. A list of the names of those directors and executive officers and a description of their interests in Tailwind Two is contained in the registration statement on Form S-4 filed by Tailwind Two, which was filed with the SEC and is available free of charge at the SEC's web site at www.sec.gov. Terran Orbital and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from Tailwind Two's shareholders in connection with the potential transaction. A list of the names of such directors and executive officers and information regarding their interests in the potential transaction are included in the registration statement on Form S-4 filed by Tailwind Two.

Non-Solicitation

This press release and any oral statements made in connection with this press release shall not constitute an offer, nor a solicitation of an offer, of the sale or purchase of any securities, nor shall any securities of Terran Orbital or Tailwind Two be offered or sold, in any jurisdiction in which such an offer, solicitation or sale would be unlawful. Neither the SEC nor any state securities commission has approved or disapproved of the transactions contemplated hereby or determined if this press release is truthful or complete. Any representation to the contrary is a criminal offense.

Special Note Regarding Forward-Looking Statements

This press release includes certain forward-looking statements, estimates, and projections provided by Terran Orbital that reflect management's views regarding the anticipated future financial and operating performance of Terran Orbital. Forward-looking statements are statements that are not historical, including statements regarding operational and financial plans, terms and performance of Terran Orbital and other projections or predictions of the future. Forward looking statements are typically identified by such words as "project," "believe," "expect," "anticipate," "intend," "estimate," "may," "will," "should," and "could" and similar expressions. Such statements, estimates, and projections reflect numerous assumptions concerning anticipated results. Forward-looking statements in this press release may include, for example; statements about Terran Orbital's industry and market sizes; future opportunities; expectations and projections concerning future financial and operational performance and results of Terran Orbital; and the potential transactions, including items such as the implied enterprise value, ownership structure, the amount of redemption requests made by Tailwind Two's shareholders, the ability of Tailwind Two to issue equity or equity-linked instruments in connection with the potential transactions or in the future, the likelihood and ability of the parties to successfully consummate the potential transactions, and those factors set forth in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in Tailwind Two's final prospectus relating to its initial public offering dated March 8, 2021, and in subsequent filings with the SEC, including the registration statement on Form S-4 relating to the potential transaction filed by Tailwind Two. As these assumptions may or may not prove to be correct and there are numerous factors which will affect Terran Orbital's actual results (many of which are beyond Terran Orbital's control), there can be no assurances that any projected results are attainable or will be realized. Terran Orbital and Tailwind Two disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except as required by law. Terran Orbital's actual results may differ materially from those set forth in this press release.

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